July 18, 2025

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and
Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jane Park and Margaret Sawicki

Re:	Responses to the Securities and Exchange Commission
Staff Comment dated July 8, 2025, regarding
Venus Concept Inc.
Registration Statement on Form S-1
Filed June 20, 2025
File No. 333-288215

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the July 8, 2025 letter regarding the above-referenced Registration Statement on Form S-1 (the “Form S-1”) of Venus Concept Inc. (the “Company”, “we,” “our,” or “us”) filed on June 20, 2025. For your convenience, the Staff’s comment is included below.

Form S-1 Filed June 20, 2025

Recent Developments, page 3

Staff Comment No. 1.

We note your disclosure that on June 5, 2025, you entered into a purchase agreement for the sale of your hair business, including your hair restoration and hair transplant technologies, intellectual property, and related equipment, services and assets, to Meta Healthcare Group in an all-cash transaction valued at $20 million, subject to the satisfaction or waiver of certain closing conditions, including certain required consents from customers and suppliers. Please provide your analysis on how the sale of your hair business does not constitute a probable disposition of a significant portion of your business, which would require pro forma financial information to be included in the registration statement. Refer to Rule 8-05 and Article 11 of Regulation S-X and the SEC’s Financial Reporting Manual Section 3120.1. In your response, please also discuss the status of the various closing conditions under the purchase agreement.

July 18, 2025

The Company’s Response:

The Company acknowledges the Staff’s comment. The sale of the Company’s hair business, including its hair restoration and hair transplant technologies, intellectual property, and related equipment, services and assets (the “Venus Hair Business”), to Meta Healthcare Group (“Buyer”) in an all-cash transaction valued at $20 million (the “Transaction”) is not probable and therefore pro forma financial information is not required in the Form S-1.

In its Current Report on Form 8-K filed on June 6, 2025, which is incorporated by reference into the Form S-1 (see page 15 of the Form S-1), the Company highlighted that the closing of the Transaction is subject to the satisfaction or waiver of, inter alia, the below closing conditions (with  the current status of each condition in bold, which has been updated since the Company’s previous July 3, 2025 response letter, as supplemented orally via a telephone conference held on July 17, 2025 amongst the Staff, the Company and Dorsey & Whitney LLP, the Company’s outside counsel).

(i)	an internal reorganization of the Venus Hair Business within Meta Robotics LLC;

Status: The Transaction requires a complete reorganization of the Venus Hair Business within a newly-formed, wholly-owned subsidiary of the Company. This is a major undertaking that entails the assignment of virtually every asset and contract associated with the Venus Hair Business to a new entity. Certain of these assets are difficult to assign, whether due to third party consent requirements (some of which are discussed below) or regulatory hurdles (e.g., registered intellectual property and business licenses and registrations). While the Company has expended significant effort toward the reorganization since the announcement of the Transaction, the Company has made limited progress to date and believes the reorganization will not be completed before September.

(ii)	governmental and regulatory approvals;

Status: Venus will need to work with certain regulatory authorities, such as the United States Food and Drug Administration and our notified body, GMED, and other foreign regulatory agencies in order transfer existing regulatory clearances and effect change of the legal manufacturer and address of both the spun-out hair restoration business and the remaining energy-based device business. We expect that a regulatory audit is required in order to ensure an orderly transition of the business, which cannot be scheduled before September.

July 18, 2025

(iii)	required consents of certain customers;

Status: While the Company has received some of the required consents for the Transaction with certain customers, however, a number of required consents still remain outstanding.

(iv)	required consents of certain suppliers;

Status: While the Company has begun to socialize the Transaction with certain suppliers, few consents have been obtained to date. In particular, the Company is in negotiations with its landlord regarding the transfer of the facility lease used in the Venus Hair Business, while the landlord has not executed a consent, the Company believes it has an agreement in principal with the landlord.

(v)	required consent under the Republic of Korea foreign exchange regulation;

Status: This consent, which must be obtained for Buyer to pay the cash purchase price, has not yet been obtained. Following the announcement of the Transaction, Buyer has made several requests for financial and other information, which Buyer states are necessary to obtain this consent, and the Company is in the process of obtaining this information. Given the informational requirements, the Company believes this consent likely cannot be obtained before September, if at all.

(vi)	a financial statement review; and

Status: This review is ongoing and scheduled for completion in the next few weeks.

(vii)	the execution of a license agreement.

Status: A draft of the license agreement has been prepared by the Company but has not yet been provided to Buyer.

The purchase agreement also contains a customary “fiduciary out” in favor of the Company. The Company believes this provision is meaningful in light of the Company’s previously-publicized desire to explore strategic alternatives, a process that remains ongoing with respect to the remaining business. It is possible that the Company’s board of directors would consider an unsolicited bid involving the Company’s entire business to be superior to the sale of the Venus Hair Business alone, particularly if such unsolicited bid presents more favorable terms, including less onerous closing conditions, compared to the Transaction.

Given the above, the Company believes the closing of the Transaction is not probable at this time and therefore pro forma financial information is not required in the Form S-1.

* * * * *

July 18, 2025

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (416)-907-0115, or Richard Raymer or Nicholas Arruda of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or (416)-367-7377, respectively.

Sincerely,
Venus Concept Inc.

/s/ Michael Mandarello

Michael Mandarello
Chief Legal Officer & Head of Strategy & Operations

cc:	Richard Raymer, Dorsey & Whitney LLP
Nicholas Arruda, Dorsey & Whitney LLP